

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Anna Cross
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP, England

> **Re: Barclays PLC**
> **Form 20-F for for the fiscal year ended December 31, 2023**
> **File No. 001-09246**

Dear Anna Cross:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance